UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza

No. 46 Dongzhimenwai Street

Dongcheng District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Chairman and Chief Executive Officer

Date: October 31, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 31, 2017

99.2	Amendment No. 5 to Agreement and Plan of Merger, dated as of October 31, 2017, by and among AirMedia Group Inc., AirMedia Holdings Ltd. and AirMedia Merger Company Limited

99.3	Multi-Parties Agreement, dated as of October 31, 2017, by and among AirMedia Group Inc., AirMedia Holdings Ltd., AirMedia Merger Company Limited, AirMedia Technology (Beijing) Co., Ltd., Mr. Herman Man Guo and Ms. Dan Shao